Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2023

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
	Note	2023	2022	2023	2022
SALES	2	11,654	14,506	17,761	22,163
Freight, transportation and distribution		252	221	451	424
Cost of goods sold		8,236	8,286	12,231	12,483
GROSS MARGIN		3,166	5,999	5,079	9,256
Selling expenses		979	1,017	1,749	1,744
General and administrative expenses		157	140	302	266
Provincial mining taxes		104	362	223	611
Share-based compensation (recovery) expense		(64)	(52)	(49)	83
Impairment (reversal of impairment) of assets	3	698	(450)	698	(450)
Other expenses	4	164	37	89	58
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,128	4,945	2,067	6,944
Finance costs		204	130	374	239
EARNINGS BEFORE INCOME TAXES		924	4,815	1,693	6,705
Income tax expense	5	476	1,214	669	1,719
NET EARNINGS		448	3,601	1,024	4,986
Attributable to
Equity holders of Nutrien		440	3,593	1,011	4,971
Non-controlling interest		8	8	13	15
NET EARNINGS		448	3,601	1,024	4,986

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.89	6.53	2.03	9.02
Diluted		0.89	6.51	2.03	8.99
Weighted average shares outstanding for basic EPS		495,379,000	550,048,000	498,261,000	551,335,000
Weighted average shares outstanding for diluted EPS		495,932,000	551,659,000	499,059,000	553,198,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(Net of related income taxes)		2023	2022	2023	2022
NET EARNINGS		448	3,601	1,024	4,986
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial (loss) gain on defined benefit plans		-	-	(3)	1
Net fair value gain (loss) on investments		6	(38)	11	(7)
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		49	(209)	50	(81)
Other		13	5	12	21
OTHER COMPREHENSIVE INCOME (LOSS)		68	(242)	70	(66)
COMPREHENSIVE INCOME		516	3,359	1,094	4,920
Attributable to
Equity holders of Nutrien		508	3,352	1,081	4,906
Non-controlling interest		8	7	13	14
COMPREHENSIVE INCOME		516	3,359	1,094	4,920

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
	Note	2023	2022	2023	2022
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		448	3,601	1,024	4,986
Adjustments for:
Depreciation and amortization		556	505	1,052	966
Share-based compensation (recovery) expense		(64)	(52)	(49)	83
Impairment (reversal of impairment) of assets	3	698	(450)	698	(450)
Provision for (recovery of) deferred income tax		100	(53)	121	(8)
Net (undistributed) distributed earnings of equity-accounted investees		(23)	(19)	140	(58)
Gain on amendments to other post-retirement pension plans		-	-	(80)	-
Loss on Blue Chip Swaps	4	92	-	92	-
Long-term income tax receivables and payables		(18)	120	(90)	130
Other long-term assets, liabilities and miscellaneous		91	17	98	28
Cash from operations before working capital changes		1,880	3,669	3,006	5,677
Changes in non-cash operating working capital:
Receivables		(2,653)	(3,933)	(2,118)	(4,842)
Inventories		3,728	1,748	1,560	(861)
Prepaid expenses and other current assets		337	340	1,012	1,062
Payables and accrued charges		(1,049)	734	(2,075)	1,460
CASH PROVIDED BY OPERATING ACTIVITIES		2,243	2,558	1,385	2,496
INVESTING ACTIVITIES
Capital expenditures [1]		(775)	(477)	(1,225)	(828)
Business acquisitions, net of cash acquired		(5)	(27)	(116)	(68)
Proceeds from sales of Blue Chip Swaps, net of purchases		(92)	-	(92)	-
Net changes in non-cash working capital		(4)	(9)	(104)	(108)
Other		18	(4)	(15)	30
CASH USED IN INVESTING ACTIVITIES		(858)	(517)	(1,552)	(974)
FINANCING ACTIVITIES
(Repayment of) proceeds from short-term debt, net	7	(1,105)	(604)	768	850
Proceeds from long-term debt	8	-	41	1,500	41
Repayment of long-term debt	8	(500)	(26)	(517)	(28)
Repayment of principal portion of lease liabilities		(100)	(94)	(187)	(173)
Dividends paid to Nutrien’s shareholders	9	(263)	(264)	(509)	(521)
Repurchase of common shares	9	(150)	(964)	(1,047)	(1,606)
Issuance of common shares		3	38	31	164
Other		(9)	(5)	(34)	(17)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(2,124)	(1,878)	5	(1,290)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		3	(29)	(2)	(20)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(736)	134	(164)	212
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		1,473	577	901	499
CASH AND CASH EQUIVALENTS – END OF PERIOD		737	711	737	711
Cash and cash equivalents is composed of:
Cash		724	628	724	628
Short-term investments		13	83	13	83
		737	711	737	711
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		227	150	325	200
Income taxes paid		270	396	1,589	1,185
Total cash outflow for leases		129	121	248	228

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended June 30, 2023 of $721 and $54 (2022 – $427 and $50), respectively, and for the six months ended June 30, 2023 of $1,132 and $93 (2022 – $733 and $95), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	4,971	4,971	15	4,986

Other comprehensive (loss) income	-	-	-	(80)	15	(65)	-	(65)	(1)	(66)

Shares repurchased (Note 9)	(19,360,408)	(539)	(22)	-	-	-	(1,075)	(1,636)	-	(1,636)

Dividends declared (Note 9)	-	-	-	-	-	-	(526)	(526)	-	(526)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(17)	(17)

Effect of share-based compensation including issuance of common shares	2,994,221	197	(22)	-	-	-	-	175	-	175
Transfer of net gain on cash flow hedges	-	-	-	-	(2)	(2)	-	(2)	-	(2)
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(1)	(1)	1	-	-	-

BALANCE – JUNE 30, 2022	541,126,329	15,115	105	(256)	42	(214)	11,563	26,569	44	26,613

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,011	1,011	13	1,024

Other comprehensive income	-	-	-	50	20	70	-	70	-	70

Shares repurchased (Note 9)	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared (Note 9)	-	-	-	-	-	-	(527)	(527)	-	(527)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(13)	(13)

Effect of share-based compensation including issuance of common shares	628,402	37	(3)	-	-	-	-	34	-	34

Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-
Transfer of net loss on cash flow hedges	-	-	-	-	9	9	-	9	-	9
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – JUNE 30, 2023	494,496,318	13,835	80	(326)	1	(325)	11,823	25,413	45	25,458

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30		December 31

As at	Note	2023	2022	2022

ASSETS

Current assets

Cash and cash equivalents		737	711	901

Receivables		8,595	10,171	6,194

Inventories		6,062	7,160	7,632

Prepaid expenses and other current assets		602	615	1,615

		15,996	18,657	16,342

Non-current assets

Property, plant and equipment	3	21,920	20,492	21,767

Goodwill	3	12,077	12,213	12,368

Intangible assets	3	2,252	2,283	2,297

Investments		708	731	843

Other assets		973	859	969

TOTAL ASSETS		53,926	55,235	54,586

LIABILITIES

Current liabilities

Short-term debt	7	2,922	2,403	2,142

Current portion of long-term debt	8	44	1,028	542

Current portion of lease liabilities		301	303	305

Payables and accrued charges		9,470	11,682	11,291

		12,737	15,416	14,280

Non-current liabilities

Long-term debt	8	9,498	7,056	8,040

Lease liabilities		861	913	899

Deferred income tax liabilities	5	3,584	3,253	3,547

Pension and other post-retirement benefit liabilities		245	422	319

Asset retirement obligations and accrued environmental costs		1,379	1,376	1,403

Other non-current liabilities		164	186	235

TOTAL LIABILITIES		28,468	28,622	28,723

SHAREHOLDERS’ EQUITY

Share capital	9	13,835	15,115	14,172

Contributed surplus		80	105	109

Accumulated other comprehensive loss		(325)	(214)	(391)

Retained earnings		11,823	11,563	11,928

Equity holders of Nutrien		25,413	26,569	25,818

Non-controlling interest		45	44	45

TOTAL SHAREHOLDERS’ EQUITY		25,458	26,613	25,863

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,926	55,235	54,586

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2023

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2022 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2022 annual consolidated financial statements.

Certain immaterial 2022 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on August 2, 2023.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,127	976	1,065	486	-	-	11,654

– intersegment	1	140	306	74	-	(521)	-

Sales – total	9,128	1,116	1,371	560	-	(521)	11,654

Freight, transportation and distribution	-	107	155	58	-	(68)	252

Net sales	9,128	1,009	1,216	502	-	(453)	11,402

Cost of goods sold	7,197	353	817	453	-	(584)	8,236

Gross margin	1,931	656	399	49	-	131	3,166

Selling expenses	971	3	7	2	(2)	(2)	979

General and administrative expenses	55	5	5	4	88	-	157

Provincial mining taxes	-	104	-	-	-	-	104

Share-based compensation recovery	-	-	-	-	(64)	-	(64)

Impairment of assets	465	-	-	233	-	-	698

Other expenses (income)	29	5	(20)	1	151	(2)	164

Earnings (loss) before finance costs and income taxes	411	539	407	(191)	(173)	135	1,128

Depreciation and amortization	188	115	162	71	20	-	556

EBITDA [1]	599	654	569	(120)	(153)	135	1,684

Integration and restructuring related costs	3	-	-	-	7	-	10

Share-based compensation recovery	-	-	-	-	(64)	-	(64)

Impairment of assets	465	-	-	233	-	-	698

ARO/ERL expense for non-operating sites [2]	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	52	-	52

Loss on Blue Chip Swaps	-	-	-	-	92	-	92

Adjusted EBITDA	1,067	654	569	113	(60)	135	2,478

Assets – at June 30, 2023	24,465	13,629	11,474	2,429	2,692	(763)	53,926

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

	Three Months Ended June 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,377	2,667	1,915	547	-	-	14,506

– intersegment	45	78	446	98	-	(667)	-

Sales – total	9,422	2,745	2,361	645	-	(667)	14,506

Freight, transportation and distribution	-	77	132	55	-	(43)	221

Net sales	9,422	2,668	2,229	590	-	(624)	14,285

Cost of goods sold	7,082	399	1,171	434	-	(800)	8,286

Gross margin	2,340	2,269	1,058	156	-	176	5,999

Selling expenses	1,013	3	7	2	(2)	(6)	1,017

General and administrative expenses	54	2	4	3	77	-	140

Provincial mining taxes	-	362	-	-	-	-	362

Share-based compensation recovery	-	-	-	-	(52)	-	(52)

Reversal of impairment of assets	-	-	-	(450)	-	-	(450)

Other expenses (income)	21	5	(54)	8	48	9	37

Earnings (loss) before finance costs and income taxes	1,252	1,897	1,101	593	(71)	173	4,945

Depreciation and amortization	175	130	139	41	20	-	505

EBITDA	1,427	2,027	1,240	634	(51)	173	5,450

Integration and restructuring related costs	-	-	-	-	11	-	11

Share-based compensation recovery	-	-	-	-	(52)	-	(52)

Reversal of impairment of assets	-	-	-	(450)	-	-	(450)

COVID-19 related expenses	-	-	-	-	3	-	3

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Adjusted EBITDA	1,427	2,027	1,240	184	(58)	173	4,993

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	12,549	1,999	2,219	994	-	-	17,761

– intersegment	1	194	570	138	-	(903)	-

Sales – total	12,550	2,193	2,789	1,132	-	(903)	17,761

Freight, transportation and distribution	-	182	261	116	-	(108)	451

Net sales	12,550	2,011	2,528	1,016	-	(795)	17,310

Cost of goods sold	10,004	658	1,588	880	-	(899)	12,231

Gross margin	2,546	1,353	940	136	-	104	5,079

Selling expenses	1,736	6	15	4	(4)	(8)	1,749

General and administrative expenses	105	8	10	7	172	-	302

Provincial mining taxes	-	223	-	-	-	-	223

Share-based compensation recovery	-	-	-	-	(49)	-	(49)

Impairment of assets	465	-	-	233	-	-	698

Other expenses (income)	44	(2)	(34)	13	70	(2)	89

Earnings (loss) before finance costs and income taxes	196	1,118	949	(121)	(189)	114	2,067

Depreciation and amortization	369	212	296	138	37	-	1,052

EBITDA	565	1,330	1,245	17	(152)	114	3,119

Integration and restructuring related costs	3	-	-	-	12	-	15

Share-based compensation recovery	-	-	-	-	(49)	-	(49)

Impairment of assets	465	-	-	233	-	-	698

ARO/ERL expense for non-operating sites	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Loss on Blue Chip Swaps	-	-	-	-	92	-	92

Adjusted EBITDA	1,033	1,330	1,245	250	(73)	114	3,899

Assets – at June 30, 2023	24,465	13,629	11,474	2,429	2,692	(763)	53,926

	Six Months Ended June 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	13,210	4,377	3,412	1,164	-	-	22,163

– intersegment	73	312	785	177	-	(1,347)	-

Sales – total	13,283	4,689	4,197	1,341	-	(1,347)	22,163

Freight, transportation and distribution	-	171	227	116	-	(90)	424

Net sales	13,283	4,518	3,970	1,225	-	(1,257)	21,739

Cost of goods sold	10,098	704	2,052	862	-	(1,233)	12,483

Gross margin	3,185	3,814	1,918	363	-	(24)	9,256

Selling expenses	1,735	6	15	4	(4)	(12)	1,744

General and administrative expenses	99	4	10	6	147	-	266

Provincial mining taxes	-	611	-	-	-	-	611

Share-based compensation expense	-	-	-	-	83	-	83

Reversal of impairment of assets	-	-	-	(450)	-	-	(450)

Other expenses (income)	9	2	(80)	12	101	14	58

Earnings (loss) before finance costs and income taxes	1,342	3,191	1,973	791	(327)	(26)	6,944

Depreciation and amortization	344	242	262	82	36	-	966

EBITDA	1,686	3,433	2,235	873	(291)	(26)	7,910

Integration and restructuring related costs	-	-	-	-	20	-	20

Share-based compensation expense	-	-	-	-	83	-	83

Reversal of impairment of assets	-	-	-	(450)	-	-	(450)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	56	-	56

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	1,667	3,433	2,235	423	(124)	(26)	7,608

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Retail sales by product line
Crop nutrients	3,986	4,548	5,321	6,135
Crop protection products	3,070	2,983	4,224	4,370
Seed	1,428	1,269	1,935	1,727
Merchandise	273	280	519	514
Nutrien Financial	122	91	179	140
Services and other	308	310	456	485
Nutrien Financial elimination [1]	(59)	(59)	(84)	(88)

	9,128	9,422	12,550	13,283

Potash sales by geography

Manufactured product

North America	577	757	994	1,684

Offshore [2]	539	1,988	1,199	3,005

	1,116	2,745	2,193	4,689

Nitrogen sales by product line

Manufactured product

Ammonia	389	786	805	1,377

Urea and ESN® [3]	490	719	981	1,259

Solutions, nitrates and sulfates	381	578	752	1,052

Other nitrogen and purchased products [3]	111	278	251	509

	1,371	2,361	2,789	4,197

Phosphate sales by product line

Manufactured product

Fertilizer	289	358	591	790

Industrial and feed	189	204	384	388

Other phosphate and purchased products	82	83	157	163

	560	645	1,132	1,341

 1  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

 2  Relates to Canpotex Limited (“Canpotex”) (Note 11) and includes provisional pricing adjustments for the three months ended June 30, 2023 of $(173) (2022 – $191)

 and the six months ended June 30, 2023 of $(320) (2022 – $253).

 3  Certain immaterial 2022 figures have been reclassified.

NOTE 3 IMPAIRMENT (REVERSAL OF IMPAIRMENT) OF ASSETS

We recorded the following impairment (reversal of impairment) of assets in the condensed consolidated statements of earnings:

		Three and Six Months Ended June 30
Segment	Category	2023	2022
Retail	Goodwill	422	-
	Intangible assets	43	-
Phosphate	Property, plant and equipment	233	(450)
Impairment (reversal of impairment) of assets		698	(450)

Property, Plant and Equipment

During the three and six months ended June 30, 2023, we identified an impairment trigger for our Phosphate cash generating units (“CGUs”), White Springs and Aurora, primarily as a result of the decrease in our forecasted phosphate margins. We completed our impairment analysis for these CGUs.

Unaudited	In millions of US dollars except as otherwise noted

We recorded an impairment at our White Springs CGU based on the following:

Pre-tax impairment loss ($)	233
Pre-tax recoverable amount ($)	504
Valuation methodology	Value in use
Valuation technique	Pre-tax discounted cash flow to end of expected mine life
Key assumptions
End of expected mine life (proven and probable reserves) (year) [1]	2032
Pre-tax discount rate [2] (%)	15.6
Post-tax discount rate [2] (%)	12.0
Forecasted EBITDA [3] ($)	720

 1   The White Springs CGU has a shorter expected mine life and is therefore more sensitive to changes in short and medium-term forecasted phosphate margins.

 2   Discount rate used in the previous measurement was 12.0 percent (pre-tax – 15.2 percent).

 3   Forecasted EBITDA to 2028.

For the Aurora CGU, we determined that there was no impairment. The carrying amount of the Aurora CGU was $1,660 (2022 – $1,650 after impairment reversal) compared to the recoverable amount of $2,000. During the three and six months ended June 30, 2022, we recorded an impairment reversal of $450 at our Aurora CGU as a result of increased pricing forecast that reflected the macroeconomic environment at the time. The Aurora CGU recoverable value was based on fair value less costs of disposal (“FVLCD”) (a level 3 measurement) using after-tax discounted cash flows (using a five-year projection plus a terminal year to the end of expected mine life). For additional information relating to the reversal of the impairment, including the key assumptions used in the calculation, see Note 13 of the 2022 annual consolidated financial statements.

The recoverable amount of our Aurora and White Springs CGU used the following key assumptions: our forecasted EBITDA, discount rate, long-term growth rate and end of expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

Phosphate Sensitivities

The following table highlights sensitivities to the recoverable amounts which could result in additional impairment losses or reversals of the previously recorded losses (relating to the White Springs CGU). The sensitivities have been calculated independently of changes in other key variables.

			Change to Recoverable Amount ($)
Key Assumptions as at June 30, 2023	Change in Assumption		White Springs		Aurora
Forecasted EBITDA over forecast period ($)	+ / -	5.0 percent	+ / -	40	+ / -	220
Pre-tax discount rate (%)	+ / -	1.0 percent	- / +	20	n/a	n/a
Post-tax discount rate (%)	+ / -	1.0 percent	n/a	n/a	- / +	190
Long-term growth rate (%)	+ / -	1.0 percent	n/a	n/a	+ / -	110

Goodwill and Intangible Assets

During the three and six months ended June 30, 2023, we revised our forecasted EBITDA for the Retail – South America group of CGUs which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we have lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted earnings and growth.

Retail - South America group of CGUs	June 30, 2023
Carrying amount	1,496
Recoverable amount	1,031
Impairment recognized relating to:
Goodwill [1]	422
Intangible assets	43
1	Includes $197 relating to our acquisition of Casa do Adubo S.A., which is equal to the cost and accumulated impairment as at June 30, 2023.

After the recognition of the impairment, goodwill for the South America group of CGUs is nil. We used the FVLCD methodology based on after-tax discounted cash flows (10-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for the country risk premium in which we expect to generate cash flows. We used comparative market multiples to ensure discounted cash flow results are reasonable.

Unaudited	In millions of US dollars except as otherwise noted

The key assumptions with the greatest influence on the calculation of the recoverable amount are the discount rate, terminal growth rate and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market trends.

Key Assumptions Used in Impairment Model	As at June 30, 2023
Terminal growth rate (%)	6.0
Forecasted EBITDA over forecast period ($)	4,300
Discount rate [1] (%)	16.6
1 Discount rate used in the previous measurement was 16.0 percent, which was included as part of our Retail - International group of CGUs.

The following table highlights sensitivities to the recoverable amount which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment. The sensitivities have been calculated independently of changes in other key variables.

Key Assumptions	Change in Key Assumption		Decrease to Recoverable Amount ($)
Terminal growth rate (%)	-	1.0 percent	50
Forecasted EBITDA over forecast period ($)	-	5.0 percent	100
Discount rate (%)	+	1.0 percent	120

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Integration and restructuring related costs	10	11	15	20

Foreign exchange loss, net of related derivatives	52	31	18	56

Earnings of equity-accounted investees	(35)	(77)	(72)	(118)

Bad debt expense	30	14	39	14

COVID-19 related expenses	-	3	-	8

Gain on disposal of investment	-	-	-	(19)

Project feasibility costs	21	17	34	29

Customer prepayment costs	12	9	26	22

Loss on Blue Chip Swaps	92	-	92	-

Gain on amendments to other post-retirement pension plans	-	-	(80)	-

Other (income) expenses	(18)	29	17	46

	164	37	89	58

The Central Bank of Argentina maintains certain currency controls that limit our ability to remit cash from Argentina. Blue Chip Swaps are trade transactions that effectively allow companies to transfer US dollars out of Argentina. Through this mechanism, we incurred a loss of $92 from the purchase of securities denominated in Argentine peso and corresponding sale in US dollars during the three and six months ended June 30, 2023. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Income tax expense	476	1,214	669	1,719

Actual effective tax rate on earnings (%)	39	25	32	26

Actual effective tax rate including discrete items (%)	51	25	40	25

Discrete tax adjustments that impacted the tax rate	114	12	132	20

The following table summarizes the income tax balances within the condensed consolidated balance sheets:

Income Tax Assets and Liabilities	Balance Sheet Location	As at June 30, 2023	As at December 31, 2022
Income tax assets
Current	Receivables	380	144
Non-current	Other assets	125	54
Deferred income tax assets	Other assets	367	448
Total income tax assets		872	646
Income tax liabilities
Current	Payables and accrued charges	186	899
Non-current	Other non-current liabilities	28	46
Deferred income tax liabilities	Deferred income tax liabilities	3,584	3,547
Total income tax liabilities		3,798	4,492

NOTE 6 FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2022 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	June 30, 2023				December 31, 2022

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Derivative instrument assets	22	-	22	-	7	-	7	-

Other current financial assets - marketable securities [2]	156	30	126	-	148	19	129	-

Investments at FVTOCI [3]	197	187	-	10	200	190	-	10

Derivative instrument liabilities	(66)	-	(66)	-	(35)	-	(35)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	-	-	-	-	(500)	(493)	-	-

Fixed and floating rate debt	(44)	-	(44)	-	(42)	-	(42)	-

Long-term debt

Notes and debentures	(9,386)	(6,502)	(2,211)	-	(7,910)	(3,581)	(3,656)	-

Fixed and floating rate debt	(112)	-	(112)	-	(130)	-	(130)	-

1  During the periods ended June 30, 2023 and December 31, 2022, there were no transfers between levels for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7 SHORT-TERM DEBT

	Rate of Interest (%)	Total Facility Limit as at June 30, 2023	As at June 30, 2023	As at December 31, 2022
Credit facilities
Unsecured revolving term credit facility	n/a	4,500	-	-
Unsecured revolving term credit facility	n/a	2,000	-	500
Uncommitted revolving demand facility	n/a	1,000	-	-
Other credit facilities [1]		1,310
South America [2]	1.3 - 13.2		588	453
Australia	5.1		100	190
Other	4.1		89	9
Commercial paper	5.4 - 5.8		2,038	783
Other short-term debt	n/a		107	207
			2,922	2,142

1  Total facility limit amounts include some facilities with maturities in excess of one year.

2  Our credit facilities are either denominated in local currency or US dollars. The range of interest rates for South America excludes our local currency denominated Argentina facility with an interest rate of 92.4 percent and a minimal outstanding balance as at June 30, 2023.

NOTE 8 LONG-TERM DEBT

	Six Months Ended June 30
	Rate of interest (%)	Maturity	Amount

Notes repaid 2023	1.900	May 13, 2023	500

Notes issued 2023	4.900	March 27, 2028	750

Notes issued 2023	5.800	March 27, 2053	750

			1,500

The notes issued in the six months ended June 30, 2023, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 9 SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid	March 1, 2022	February 7, 2023	55,111,110	10	55,111,110

2023 Normal Course Issuer Bid [1]	March 1, 2023	February 29, 2024	24,962,194	5	5,375,397

1  The 2023 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30

	2023	2022	2023	2022
Number of common shares repurchased for cancellation	1,626,899	11,712,173	13,378,189	19,360,408
Average price per share (US dollars)	61.47	89.51	74.73	84.48
Total cost	101	1,049	1,000	1,636

Dividends Declared

We declared a dividend per share of $0.53 (2022 – $0.48) during the three months ended June 30, 2023, payable on July 14, 2023 to shareholders of record on June 30, 2023.

NOTE 10 SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 11 RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	June 30, 2023	December 31, 2022

Receivables from Canpotex	421	866